September 16, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Krebs; Jan Woo

Re:	Smith Micro Software, Inc.
Withdrawal of Registration Statement on Form S-1
Filed August 7, 2024
File No. 333-281349
Dear Mses. Krebs and Woo:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Smith Micro Software, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the above-referenced Registration Statement on Form S-1 (File No. 333-281349) originally filed with the Commission on August 7, 2024, together with all exhibits thereto (collectively, the “Registration Statement”). The Company seeks withdrawal of the Registration Statement because the Company has determined not to pursue the offering of securities covered by the Registration Statement at this time.
The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been sold pursuant to the Registration Statement.
The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Smith Micro Software, Inc., 5800 Corporate Drive, Pittsburgh, PA 15237, with a copy to the Company’s counsel, Buchanan Ingersoll & Rooney PC, Attn: Jennifer Minter and Brian Novosel, 501 Grant Street, Suite 200, Pittsburgh, PA 15219.
If you have any questions or concerns regarding this matter, please contact Jennifer Minter of Buchanan Ingersoll & Rooney PC at (412) 562-8444 or in her absence, Brian Novosel at (412) 562-5266.

Sincerely,

Smith Micro Software, Inc.

By:	/s/ James M. Kempton
James M. Kempton
Vice President, Chief Financial Officer and Treasurer

cc:	Jennifer Reinke, General Counsel, Smith Micro Software, Inc.